Exhibit 99.28(d)(xxi)

FIRST AMENDMENT TO SUB-ADVISORY AGREEMENT

This FIRST AMENDMENT to the Sub-Advisory Agreement (as defined below) is made and effective as of October 1, 2020 (the “Amendment”), by and among OLD WESTBURY FUNDS, INC. (the “Fund”), BESSEMER INVESTMENT MANAGEMENT LLC (the “Adviser”), and HARDING LOEVNER LP (the “Sub-Adviser”). All capitalized terms used herein and not otherwise defined shall have the respective meanings provided in the Sub-Advisory Agreement.

WHEREAS, the Fund, the Adviser and the Sub-Adviser are parties to the Sub-Advisory Agreement, dated as of February 13, 2015 (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser provides certain investment advisory services, as described therein, for the Old Westbury Large Cap Strategies Fund (the “Portfolio”) or a designated portion of the assets of the Portfolio; and

WHEREAS, the Fund, the Adviser and the Sub-Adviser desire to amend the Sub-Advisory Agreement to modify the compensation payable to the Sub-Adviser for providing such services.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereby agree as follows:

1. The fee schedule set forth in Appendix A to the Sub-Advisory Agreement is hereby amended and restated in its entirety with the fee schedule set forth in Appendix A hereto.

2. The Sub-Advisory Agreement, as expressly amended hereby, shall continue in full force and effect.

3. This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers as of the date first written above.

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name: David W. Rossmiller
Title: President & CEO

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Holly MacDonald
Name: Holly H. MacDonald
Title: President

HARDING LOEVNER LP.

By:	/s/ Richard Reiter
Name: Richard Reiter
Title: Chief Operating Officer

APPENDIX A

SUB-ADVISORY FEES

The Adviser will pay the Sub-Adviser, as full compensation for all services provided under this Agreement, an annual fee computed at the following annual rates based on the Segment’s average daily net assets:

Notwithstanding anything to the contrary herein, until the earlier of (i) six month anniversary of the effective date of this Agreement, and (ii) the Segment’s daily net asset value first equaling or exceeding $400 million (the “Commitment Amount”), the fee rate that will be used to calculate the fee will be as if the Segment’s daily net assets are the Commitment Amount. Thereafter, the fees will be calculated based on the fee schedule set forth above.

The Sub-Adviser’s fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly in arrears to the Sub-Adviser on or before the tenth business day of the next succeeding calendar month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate set forth in the schedule above and multiplying this product by the net assets of the Segment, as determined in accordance with the Fund’s prospectus and statement of additional information as of the close of business on the previous business day on which the Fund was open for business. For each monthly fee payment, the Adviser will provide the Sub-Adviser with a worksheet accompanying payment of the sub-advisory fee that sets forth the computation of such sub-advisory fee.

If this Agreement becomes effective or terminates before the end of any month, the sub-advisory fee (if any) for the period from such effective date to the end of such month or from the beginning of such month to the date of such termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.